Primary Business Name: PRO SECURITIES, L.L.C.   **BD Number: 123421**

BD - AMENDMENT

09/17/2019

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

⦿ Yes ◯ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BAILEY, STEPHEN BRUCE	I	FINOP, CFO	04/2017	NA	N	N	4178525
CAPUANO, BRIAN MICHAEL	I	CCO, COO	04/2017	NA	N	N	1658504
KONEVSKY, ALAN PW	I	CHIEF LEGAL OFFICER	04/2019	NA	N	N	5972221
TZERO GROUP, INC.	DE	MEMBER	01/2016	E	Y	N	47-2409269
VLASTAKIS, ALEX	I	PRESIDENT	04/2019	NA	Y	N	4141268